787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 21, 2020

VIA EDGAR

Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Private Investments Fund
(Securities Act File No. 333-239575, Investment Company Act File No. 811-23584)
Response to Staff Comments

Dear Ms. O’Neal:

On behalf of BlackRock Private Investments Fund (the “Fund”), this letter responds to written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on July 28, 2020 regarding the filing of a registration statement on Form N-2 (the “Registration Statement”) for the Fund on June 30, 2020.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. The Fund anticipates making changes in response to the comments in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page number references are those of the Registration Statement.

Comment No. 1:

Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response No. 1:

The Fund confirms that, prior to the Registration Statement being declared effective, FINRA will have reviewed the proposed underwriting terms and arrangements for the transactions described in the Registration Statement,

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    SAN FRANCISCO    CHICAGO    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

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including the amount of compensation to be allowed or paid to the underwriter and any other arrangements among the Fund, the underwriter, and other broker-dealers participating in the distribution and will have issued a no objections letter.

Comment No. 2:

Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials. (See, Rule 163B under the Securities Act of 1933 (“Securities Act”)).

Response No. 2:	The Fund has not presented, and does not expect to present, any “test-the-waters” materials (in reliance on Rule 163B under the Securities Act) to potential investors in connection with this offering.

Comment No. 3:

We note the disclosure on page 1 of the prospectus states, “The Fund has received exemptive relief from the Securities and Exchange Commission (‘SEC’) to, among other things, issue multiple classes of Shares and to impose asset-based distribution fees and early-withdrawal fees as applicable (the ‘Multi-Class Exemptive Relief’).” Please advise us if you have submitted or expect to submit any additional exemptive applications or no-action request in connection with this registration statement.

Response No. 3:

As disclosed in the Registration Statement (see, e.g., page 17 of the prospectus), the Fund intends to rely on the exemptive relief issued by the SEC to BlackRock Credit Strategies Fund, et al., on June 20, 2019, in order for the portion of the Fund’s assets that are managed by BCIA to be able to co-invest with affiliated investment funds advised or sub-advised by BCIA or its controlled subsidiaries in private transactions where terms other than price are negotiated. The Fund has not submitted, and does not currently plan to submit, any exemptive applications or no-action requests in connection with the Registration Statement, but reserves the right to do so in the future should the Fund deem it appropriate based on its then-current facts and circumstances.

Comment No. 4:

In the Investment Strategy section the disclosure states, “The Fund will also invest a portion of its Managed Assets in a portfolio of cash and cash equivalents (emphasis added), liquid fixed-income securities and other credit instruments, publicly-traded equity securities, exchange-traded funds (‘ETFs’) and exchange-traded and over-the-counter derivative instruments (emphasis added) (the ‘Fixed-Income Sleeve’).” The Fund has “private investments” in its name; therefore, please state a policy of investing at least 80% of the Fund’s assets in “private investments.” See, Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 (the “Investment Company Act”). Also, consider a different defined term than “Fixed-Income Sleeve” because the sleeve includes equity securities.

Response No. 4:	The Fund does not interpret Rule 35d-1 under the Investment Company Act to require the Fund to have a policy of investing at least 80% of its assets in “private

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investments.” The Fund respectfully submits that the term “private investments” in the Fund’s name does not refer to a “particular type of investment” (e.g., stock, bond, equity, debt, small-cap, etc.) or an “industry” (e.g., utilities, health care, infrastructure, etc.), but rather to the manner in which the various types of securities and other instruments in which the Fund may invest are expected to be offered and sold (i.e., in private placements and other sales not involving a public offering). In this respect, the Fund respectfully submits that the term “private investments” suggests a “strategy” – one that focuses primarily on the markets in which various types of securities and other financial instruments are now, or may in the future be, privately offered – rather than describing a particular type of investment. This interpretation of the Rule is consistent with the Staff’s response to Question 9 in the Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (Dec. 14, 2001).

In its response to Question 9, the Staff discussed the application of Rule 35d-1 to the term “income.” The Staff concluded that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment.” The Staff explained that “the term ‘income’ in a fund’s name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment.” In other words, the term “income” emphasizes the manner in which the investment program is pursued rather than the types of investments that will constitute the portfolio. The Staff further noted that even compound terms, such as “equity income,” suggested that “a fund focuses its investments in equities and has an investment objective or strategy of achieving current income” and therefore did not require an 80% policy.

The Fund respectfully submits that the term “private” should be viewed in a similar manner. The term suggests that the Fund seeks to achieve its investment objective by focusing on the private securities markets to find appropriate investments. The word “private” itself, however, does not suggest any particular type of investment. Indeed, nearly any investment could be offered privately. The Fund believes that the allocation of its assets in the Private Equity Sleeve to various types of securities and other instruments that are now or in the future privately offered could change over time and that the name “Private Investments” appropriately suggests that the Fund has a strategy of focusing on the private markets.

For these reasons, the Fund respectfully declines to adopt an 80% policy in response to the Staff’s comment regarding Rule 35d-1.

With respect to the use of the defined term “Fixed Income Sleeve,” the Fund agrees with the Staff’s comment and will update the disclosure in the Amendment to replace the term “Fixed Income Sleeve” with the term “Income-Focused Sleeve.”

December 21, 2020

Comment No. 5:

Please disclose the credit quality standard and maturity strategy of the Fund’s investments in the Fixed-Income Sleeve of its portfolio. Also, disclose the range of the Fund’s assets that may be invested in this manner.

Response No. 5:

The Fund notes that the Registration Statement currently discloses that, with respect to the Fund’s investments in the Fixed-Income Sleeve of its Portfolio, the Fund may invest in, among other instruments, fixed-income securities rated below investment grade and investment grade corporate bonds, and that “[t]here is no limit on the maturity or duration of securities in which the Fund may invest.” (See page 5 of the prospectus.) The Fund will supplement the disclosure in the Amendment to clarify the credit quality standard of the Fund’s investments in fixed-income securities and include the range of the Fund’s assets that may be invested in the Fixed-Income Sleeve of its portfolio.

Comment No. 6:

The second sentence of the first bulleted item states, “The Shares will not be listed for trading on any securities exchange.” Supplementally, explain to the staff the Fund’s rationale for registering its shares under the Securities Act.

Response No. 6:

In general, Section 5 of the Securities Act prohibits the offer for sale or sale of a security unless a registration statement filed pursuant to the Securities Act is in effect, or an exemption from registration is available. Although listing on an exchange would be one manner of public offering that requires registration, it is not the only form of public offering. The Fund reserves the right to engage in a general solicitation with respect to its shares, including through general advertisement of its shares for sale to eligible investors, and to otherwise make a public offering of its shares, in each case in a manner that may not satisfy each of the requirements of any currently available private offering exemption. The Fund also notes that certain private offering exemptions impose limits on the amount of shares that may be sold pursuant to such exemption during a specified period, and the Fund does not wish to be constrained by those limits. On the basis of the foregoing, the Fund believes it is required to register its shares under the Securities Act.

Comment No. 7:

We note that the disclosure states, “Because of the nature of the private markets for these types of securities, the Sub-Advisor expects that it may take up to three years (emphasis added) for the Fund to be primarily invested in private equity investments.” Item 7.2 of Form N-2 requires that the Fund “[d]isclose how long it is expected to take to fully invest net proceeds in accordance with the Registrant’s investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay.” Please bolster the disclosure as required by this item. Additionally, is the “up to three years” period the same time period that is contemplated by the Fund’s description of the “initial ramp-up period?”

December 21, 2020

Response No. 7:

The Fund confirms that the three year period referred to in the Registration Statement is the same time period that is contemplated by the Fund’s description of the “initial ramp-up period.” The Sub-Advisor expects that it may take up to three years for the Fund to be primarily invested in private equity investments due to the nature of the private markets for these types of investments and factors such as the competitive nature of the business of identifying and structuring investments of the types contemplated by the Fund and the limited availability of attractive investment opportunities during certain market cycles. The Fund expects that, as a consequence of the delay, the Fund’s portfolio will be more heavily invested in the Fixed-Income Sleeve than will be the case following the Fund’s initial ramp-up period, which may impact returns. The Fund will enhance the disclosure in the Amendment to reflect the foregoing.

Prospectus Summary

Comment No. 8:

On page 5, following the words “rated below investment grade,” please insert the phrase “which are commonly referred to as ‘high yield’ or ‘junk’ bonds.” We note that the registration statement includes the requested disclosure on page 25 in the Principal Risk Considerations section.

Response No. 8:	The requested change will be made in the Amendment.

Comment No. 9:

The penultimate paragraph on page 5 states that “The Fund may purchase and sell futures contracts, enter into various interest rate transactions such as swaps, caps, floors or collars, currency transactions such as currency forward contracts, currency futures contracts, currency swaps or options on currency or currency futures and swap contracts (including, but not limited to, credit default swaps). . . .” Please disclose, where appropriate, that if the Fund sells or writes credit default swaps, then it will segregate the full notional amount of the credit default swap to cover such obligation. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). See also additional guidance found at https://www.sec.gov/divisions/investment/seniorsecurities-bibliography.htm.

Response No. 9:

The Fund notes that the registration statement currently discloses, on page 63 of the prospectus, that “[i]f the Fund is a seller of protection in a credit default swap transaction, it will segregate with its custodian in connection with such transaction liquid assets or cash with a value at least equal to the full notional amount of the contract.” Therefore, the Fund respectfully submits that the current disclosure is sufficient. The Fund further notes that the Commission is rescinding Investment Company Act Release No. 10666 in conjunction with the adoption of Rule 18f-4 under the Investment Company Act. The Fund intends to comply with the requirements of Rule 18f-4 with respect to its use of derivatives, including credit default swaps, no later than the compliance date of Rule 18f-4.

December 21, 2020

Comment No. 10:	We note that “the Fund may hold equity interests in an operating Portfolio Company conducted in ‘pass-through’ form . . . in commodities through a non-U.S. Blocker Subsidiary. . . .”

Comment No. 10a:

Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and leverage (Section 18) on an aggregate basis with the non-U.S. Blocker Subsidiary.

Response No. 10a:

The Fund confirms that the Fund will comply with the provisions of Section 8 of the Investment Company Act governing investment policies and the capital structure and leverage restrictions set forth in Section 18 of the Investment Company Act, in each case on an aggregate basis with any Blocker Subsidiary, including non-U.S. Blocker Subsidiaries. The Fund notes that the following disclosure appeared in the Registration Statement and will appear in the Amendment with the following revision:

“The Fund will look through any Blocker Subsidiaries for purposes of compliance with its investment policies and the applicable provisions of the Investment Company Act relating to capital structure, leverage, affiliated transactions and custody.”

Comment No. 10b:

Disclose that the investment adviser to the non-U.S. Blocker Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the non-U.S. Blocker Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. We note that the non-U.S. Blocker Subsidiary will be managed by the Fund’s Advisor or Sub-Advisor; therefore, for purposes of complying with Section 15(c), the reviews of the Fund’s and the non-U.S. Blocker Subsidiary’s investment advisory agreements may be combined.

Response No. 10b:

The Advisor and any Blocker Subsidiary will be parties to an investment management agreement (the “Subsidiary Investment Management Agreement”), under which it is expected that no separate compensation will be paid from the Blocker Subsidiary to the Advisor. One or more affiliates of the Advisor may be parties to separate sub-advisory agreements with a Blocker Subsidiary (collectively with the Subsidiary Investment Management Agreement, the “Subsidiary Advisory Contracts”). Since a Blocker Subsidiary is not required to be registered as an investment company under the 1940 Act, it is not required to enter into an advisory agreement that complies with Section 15(a) of the Investment Company Act. The Fund takes the position that the Subsidiary Advisory Contracts do not need to be treated with the same formality as an advisory agreement that is subject to Section 15 of the Investment Company Act. The Subsidiary Advisory Contracts are nonetheless structured to include a

December 21, 2020

contractual provision that, after an initial two-year period, subjects the Subsidiary Advisory Contracts to the approval of the Blocker Subsidiary’s board of directors and the Fund’s board of trustees (including a majority of the Fund’s non-interested trustees) on an annual basis.

Comment No. 10c:

Disclose any of the non-U.S. Blocker Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a non-U.S. Blocker Subsidiary should reflect aggregate operations of the fund and the non-U.S. Blocker Subsidiary.

Response No. 10c:

The Fund notes that the section of the prospectus entitled “Prospectus Summary – Investment Strategy” states that “[t]he Blocker Subsidiaries will have the same investment objective as the Fund and be advised or managed by the Advisor, except that any portion of the assets allocated to the Private Equity Sleeve and invested indirectly through a Blocker Subsidiary will be managed by the Sub-Advisor.” The Fund further notes that “Subsidiary Risk” states that “[b]y investing in any Subsidiary, the Fund will be indirectly exposed to the risks associated with such Subsidiary’s investments. The instruments that will be held by any Subsidiary will generally be similar to those that are permitted to be held by the Fund and will be subject to the same risks that apply to similar investments if held directly by the Fund.”

Comment No. 10d:	Confirm in correspondence that the financial statements of the non-U.S. Blocker Subsidiary will be consolidated with those of the Fund.

Response No. 10d:	The Fund confirms that the financial statements of any non-U.S. Blocker Subsidiary will be consolidated with the Fund’s financial statements.

Comment No. 10e:	Confirm in correspondence that:

i. The non-U.S. Blocker Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and

ii.  The non-U.S. Blocker Subsidiary and its board of directors will agree to inspection by the staff of the non-U.S. Blocker Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response No. 10e:

The Fund confirms that any non-U.S. Blocker Subsidiary and its board of directors will agree to designate an agent for service of process in the United States. The Fund confirms that any non-U.S. Blocker Subsidiary and its board of directors will agree to inspection by the staff of the non-U.S. Blocker Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

December 21, 2020

Comment No. 11:	Consider moving the sub-section entitled “Closed-End Fund; Illiquidity of Shares,” which appears on page 15, closer to the beginning of the section describing the Fund’s principal investment risks.

Response No. 11:	The requested change will be made in the Amendment.

Comment No. 12:

The disclosure on page 38 states, “Generally, the stated minimum initial investment by an investor in the Fund is $[●] for Institutional Shares and $[●] for Class A Shares.” Please note that registered closed-end funds that invest more than 15% of their net assets in hedge funds or private equity funds should impose a minimum initial investment requirement of at least $25,000.

Response No. 12:	The Fund confirms that the minimum initial investment amount for Shares of the Fund will be at least $25,000.

Summary of Fund Fees and Expenses

Comment No. 13:	Please note that acquired fund fees and expenses greater than 1 basis point must be shown as a separate line item.

Response No. 13:	The Fund confirms that if acquired fund fees and expenses exceed 0.01% it will include acquired fund fees & expenses as a separate line item under Estimated Annual Expenses.

Comment No. 14:

In regard to footnote number 10, confirm to the staff that the Fee Waiver Agreement’s term will be at least one year from the effectiveness date of the registration statement. Also, the Fee Waiver Agreement is considered a material agreement that should be filed as an exhibit that accompanies the Fund’s pre-effective amendment.

Response No. 14:

The Fund confirms that the above-referenced Fee Waiver Agreement will remain in force for at least one full year from the effective date of the Registration Statement. The Fund confirms that the Fee Waiver Agreement will be filed as an exhibit to the Registration Statement.

Prospectus

Comment No. 15:

On page 55, the last sentence of the subsection entitled “Unfunded Commitment Agreements” states, “In the event that the Fund were to fail to timely satisfy a capital call by a Portfolio Fund, the Fund could be declared in default and suffer adverse consequences, including the forfeiture of all or a portion of its interest in the relevant Portfolio Fund.” Please confirm to the staff that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its

December 21, 2020

unfunded investment commitments. Include in your response a general explanation as to why the Fund believes it can cover its commitments.

Response No. 15:

The Fund confirms that it reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. A portion of the Fund’s assets will be invested in liquid assets (i.e., the assets in the Fixed-Income Sleeve of the portfolio), which the Fund believes will be sufficient to satisfy any unfunded investment commitments. The Fund also reserves the right to enter into a credit facility as necessary to provide additional liquidity.

Comment No. 16:

The disclosure on page 106 states, “A discussion regarding the basis for the approval of the Investment Management Agreement and the Investment Sub-Advisory Agreement by the Board will be available in the Fund’s first report to shareholders.” Per Item 9.1.b of Form N-2, provide the period covered by the report.

Response No. 16:	The requested change will be made in the Amendment.

Comment No. 17:

On page 121, the registration statement describes the payment terms for shareholders who tender their shares in connection with the Fund’s repurchase offer. Specifically, the disclosure states, “An initial payment equal to at least [●]% of the amount required to be paid under such Repurchase Instrument will be made as of any Business Day that is within [45] days after the Valuation Date for the repurchase. The balance due under the Repurchase Instrument is generally expected to be paid within [90] days after the Valuation Date for the repurchase and will be subject to adjustment as a result of any corrections to the Fund’s NAV as of the Valuation Date for the repurchase.” Explain to the staff how these terms comply with the “prompt payment” provisions of Rules 13e-4(f)(5) and 14e-1C of the Securities Exchange Act of 1934. See, SEC Release No. 34-43069, in which the Commission stated that, in most cases, payment would be prompt if made no later than three business days after expiration. Additionally, please note that the Fund should disclose prominently in any offer to repurchase the Fund’s securities that shareholders who are not paid within 40 business days after commencement of the tender offer may withdraw the securities tendered (See, Rule 13e-4(f)(2)(ii)).

Response No. 17:

The Fund respectfully submits that the above-referenced terms comply with the “prompt payment” provisions of Rules 13e-4(f)(5) and 14e-1C of the Securities Exchange Act of 1934 because each shareholder whose shares have been accepted for repurchase by the Fund will be issued a promissory note immediately following the notice period and acceptance of shares for repurchase in the relevant tender offer. That promissory note will entitle a tendering shareholder to an amount equal to the unaudited net asset value of the shares tendered, determined as of the relevant valuation date. The Fund notes that this repurchase process is disclosed in the Registration Statement and that more specific details regarding

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the timeline for payment in respect of a particular offer will be disclosed in the tender offer documents delivered to shareholders. The Fund notes that certain other closed-end, registered investment companies with similar investment programs and strategies that offer periodic liquidity to shareholders through issuer tender offers have similar repurchase procedures. See, e.g., AMG Pantheon Fund, LLC (File No. 811-22973); Pomona Investment Fund (File No. 811-22990).

The Fund respectfully submits that Rule 13e-4(f)(2)(ii) requires that an issuer making a tender offer permit securities tendered pursuant to the issuer tender offer to be withdrawn “[i]f not yet accepted for payment, after the expiration of forty business days from the commencement of the issuer tender offer” (emphasis added). The Fund confirms that it will disclose prominently in any offer to repurchase the Fund’s securities that shareholders whose shares have not yet been accepted for payment within 40 business days after commencement of the tender offer may withdraw the securities tendered.

Comment No. 18:

Please insert the words “subject to applicable laws” at the beginning of the sentence on page 122, which states, “The Fund may repurchase the Shares, or any portion of them, held by a shareholder or any person acquiring Shares from or through a shareholder compulsorily (a ‘Compulsory Repurchase’).”

Response No. 18:	The requested change will be made in the Amendment.

Statement of Additional Information

Comment No. 19:

In regard to the Fund’s investment policies on concentration, the disclosure states, “This investment restriction does not apply to investments by the Fund in Portfolio Funds.” Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance. Please add disclosure to clarify that the Fund will consider the investments in Portfolio Funds when determining the Fund’s compliance with its concentration policies.

Response No. 19:

The Fund respectfully declines to make the change requested. The above-referenced disclosure is intended to clarify that neither the Fund’s investments in Portfolio Funds generally nor its investments in Portfolio Funds following the same general strategy are deemed to be an investment in a single industry for purposes of determining compliance with the Fund’s concentration policy. The Fund is not aware of any requirement to “look through” its investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with its policy on concentrating its investments in a particular industry.

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General Comments

Comment No. 20:

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response No. 20:	The Fund notes the Staff’s comment.

Comment No. 21:

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response No. 21:	The Fund notes the Staff’s comment. Please see the responses in this letter, as applicable, with respect to comments where the Fund is not making a change.

Comment No. 22:

If you intend to omit certain information from the form of the prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Response No. 22:	The Fund will inform the Staff of omitted information in reliance on Rule 430A under the Securities Act prior to seeking effectiveness of the Registration Statement.

Comment No. 23:	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response No. 23:	The Fund notes the Staff’s comment.

*    *    *    *    *    *     *    *    *    *

Please do not hesitate to contact me at (212) 728-8147 if you have comments or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Michael A. DeNiro
Michael A. DeNiro

cc:	Janey Ahn, Esq., BlackRock, Inc.

Dean A. Caruvana, Esq., BlackRock, Inc.

P. Jay Spinola, Esq., Willkie Farr & Gallagher LLP